Exhibit 4.5

PROMISSORY NOTE AND OPTION CONTRACT

This agreement is entered into between SMALL BUSINESS INVESTMENT CORPORATION OF AMERICA, INC. (“SBICOA”), MEGA GROUP, INC. (“MEGA”) AND SANDRA HOLLY (“HOLLY”).

WHEREFORE, SBICOA is a wholly owned subsidiary of Mega and it is in both SBICOA and Mega’s interest for SBICOA to receive an infusion of cash for the development of various projects; Holly is willing to make a cash payment in return for unconditional promise to pay and an option to purchase shares of Mega;

NOW, THEREFORE, for an in consideration of payment of Ten Dollars and other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the parties do hereby agree as follows:

1.  Holly shall pay to SBICOA the sum of $60,000.

2.  SBICOA shall repay the $60,000 to Holly, with interest at the rate of twelve and one-half percent (12.5%) per annum. The entire principal and interest shall be due one year from the date hereof. SBICOA hereby authorizes and empowers any attorney at law to appear for him before any court and to confess judgment or assent to the entry of judgment from the date hereof at the rate of judgment from the date hereof at the rate of twelve and one half percent (12.5%) per annum, reasonable attorney’s fees and costs of suit; and to waive all errors in pleading, notice of dishonor or presentment, stay of execution and the benefit of all exemptions or homestead laws.

3.  The entire principal and all accrued interest shall also become immediately due in any of the following events:

a.  The filing of a voluntary or involuntary petition against Mega or SBICOA under any of the provisions of the Federal Bankruptcy Act or amendments thereto.

b.  The assignment by Mega or SBICOA for the benefit of creditors.

c.  Entry of judgment or issuance of an Order of Attachment against Mega or SBICOA.

d.  Commencement of any proceeding or procedure for enforcement of a money judgment against Mega or SBICOA.

4.  No failure on the part of Holly to exercise any right or remedy hereunder, whether before or after the happening of a default shall constitute a waiver hereof and no waiver of any past defaults shall constitute waiver of any future default or any other default.

5.  Mega hereby grants to Holly the option to purchase120,000 common shares of stock of Mega at a price of $.50 per share. This option will expire at the end of two years from the date of this agreement. The option also must be exercised prior to completion by Mega of a secondary offering of its common shares. Mega will provide notice to Holly as to the date when the secondary offering is begun and the anticipated completion at least fifteen (15) days prior to the effective date of the offering. Holly, in her discretion, may apply any part of the $60,000 owed pursuant to paragraph #2 to the stock option.

6.  SBICOA may prepay any amount at any time without penalty.

7.  Mega does hereby guarantee performance of all obligations of SBICOA.

8.  All payments to Holly shall be made to P. O. Box 94838, Jackson, Mississippi 39286, or to such other address as may be furnished by Holly in writing.

9.  This agreement contains the entire understanding between the parties. There are no other oral agreements. This agreement may be amended only in writing signed by all parties.

10.  All notices to Mega and/or SBICOA shall be by hand-delivery, registered or certified mail, return receipt requested, overnight delivery, or by facsimile to 1730 Rhode Island Avenue N.W., Suite 415, Washington, DC 20036 or to such address as may be later given by written notice.

11.  This agreement shall be governed and construed in accordance with the laws of the Washington, District of Columbia.

IN WITNESS WHEREOF, the undersigned have executed this agreement this 24th day of September 2001.

By:	/s/ JOHN H. BROWN
John H. Brown, Chairman-Mega/SBICOA, The Borrower

By:	/s/ JOYCE L. BROWN
Joyce L. Brown, Secretary-Mega/SBICOA, The Borrower

By:	/s/ SANDRA HOLLY
Sandra Holly-Lender